UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SIX MONTHS ENDED twelve months ended December 31, 2023 For Immediate Release SQM REPORTS EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023

Highlights
•SQM reported net income(1) for the twelve months ended December 31, 2023 of US$2,012.7 million compared to US$3,906.3 million for the same period last year. Earnings per share totaled US$7.05 for the twelve months ended December 31, 2023.
•Revenues for the twelve months ended December 31, 2023, reached US$7,467.5 million compared to US$10,710.6 million reported for the same period last year.
•Lithium sales volumes reached new record with over 170,000 metric tons sold in 2023; first production of spodumene concentrate commenced at Mt. Holland during the fourth quarter of 2023.

SQM will hold a conference call to discuss these results on Thursday, February 29, 2024 at 10:00am ET (12:00pm Chile time).
Participant Dial-In (Toll Free): 1-844-282-4852
Participant International Dial-In: 1-412-317-5626
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=R77ofIWz
Santiago, Chile. February 28, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the twelve months ended December 31, 2023, of US$2,012.7 million (US$7.05 per ADR), a decrease of approximately 48.5% from US$3,906.3 million (US$13.68 per ADR) for the twelve months ended December 31, 2022.
Gross profit(2) reached US$3,075.1 million (41.2% of revenues) for the twelve months ended December 31, 2023, lower than US$5,736.6 million (53.6% of revenues) recorded for the twelve months ended December 31, 2022. Revenues totaled US$7,467.5 million for the twelve months ended December 31, 2023, representing a decrease of approximately 30.3% compared to US$10,710.6 million reported for the twelve months ended December 31, 2022.
The Company also announced earnings for the fourth quarter of 2023 of US$203.2 million (US$0.71 per share), a decrease of approximately 82.3% compared to US$1,151.0 million (US$4.03 per share) for the fourth quarter of 2022. Gross profit for the fourth quarter of 2023 reached US$400.7 million, approximately 75.6% lower than the US$1,641.9 million reported for the fourth quarter 2022. Revenues totaled US$1,311.6 million for the fourth quarter of 2023, a decrease of approximately 58.1% compared to US$3,133.6 million for the fourth quarter of 2022.
SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our fourth quarter 2023 results reflected record-high sales volumes in lithium business and increased sales volumes in iodine and potassium business lines when compared to the previous quarter and the same period last year. Despite a downturn in lithium market prices when compared to the previous year, our focus on operational efficiency and ability to successfully execute capacity expansion projects have facilitated notable production growth in lithium and iodine businesses over the past year. While we continue with our expansions in Chile and expect our lithium carbonate capacity to reach 210,000 metric tons during the first quarter of this year, we also celebrated first production of spodumene concentrate at our Mt. Holland operation site during the fourth quarter of 2023. In the iodine business, as a result of successful start-up of Pampa Blanca operation, record-high production volumes were achieved during the year, reconfirming SQM´s position as industry leader with ability to deliver growth ahead of competition".
He continued by saying: "As we enter into 2024, we anticipate another robust year of growth in lithium market, with global demand increasing by at least 20%, supported by electric vehicle sales growth globally and increasing demand for battery materials. However, the excess in lithium and battery materials capacity seen during last year is expected to continue during this year, keeping pressure on lithium market prices. We expect our average lithium prices to remain relatively stable throughout the year and our sales volumes to increase slightly during this year, subject to market conditions and any changes in supply-demand balance".

SQM S.A. 4Q2023 Earnings release	1

He finished by saying: "In December last year, we signed a Memorandum of Understanding with Codelco to jointly develop the Salar Futuro project and sustainably operate in the Salar de Atacama beyond 2030. Together with the communities, we are working on the definitive documentation in the upcoming months and will inform the market once this process is concluded. Last year, SQM was included into both DJSI World and Emerging Markets indices, several years ahead of our internal goal. This is the result of ongoing work and our commitments to increase the transparency and sustainability of our operations".

Total capital expenditure in 2023 was close to US$1.1 billion. For the period 2024-2025, total capex is expected to be approximately US$2.4 billion, including:
–US$1.4 billion related to lithium capacity expansion projects in Chile, including US$130 million of maintenance.
–US$700 million related to nitrates and iodine capacity expansion project in Chile, including US$160 million of maintenance.
–US$340 million related to Mt. Holland lithium project in Australia and exploration projects.
The capex for 2024 is expected to be approximately US$1.3 billion, including maintenance.
Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$5,180.1 million during the twelve months ended December 31, 2023, a decrease of 36.5% compared to US$8,152.9 million recorded for the twelve months ended December 31, 2022.
Revenues for lithium and derivatives during the fourth quarter 2023 amounted to US$791.4 million, a decrease of 68.7% compared to US$2,525.1 million in the fourth quarter of 2022.
Lithium and Derivatives Sales Volumes and Revenues:

		12M2023	12M2022	2023/2022
Lithium and Derivatives	Th. MT	170.0	156.8	13.2	8%
Lithium and Derivatives Revenues	MUS$	5,180.1	8,152.9	(2,972.8)	(36)%

		4Q2023	4Q2022	2023/2022
Lithium and Derivatives	Th. MT	51.3	43.0	8.3	19%
Lithium and Derivatives Revenues	MUS$	791.4	2,525.1	(1,733.7)	(69)%

We reported record-high sales volumes during the fourth quarter 2023, reaching historical high level of over 51,000 metric tons and almost 20% higher when compared to the same period last year. Revenues in the lithium business line were affected by almost 73% lower average price reported during the quarter when compared to average prices seen during the fourth quarter 2022. Our sales contracts are tied to price indices which were decreasing quarter over quarter since the beginning of 2023, registering a significant decline in the last months of the year. Our average prices decreased over 47% during the fourth quarter 2023 when compared to the third quarter same year.

We expect our sales volumes to increase approximately 5-10% during 2024, subject to market conditions. We believe that the lithium market could grow another 20% during this year. However, we expect the market to remain oversupplied throughout the year and the prices to stay relatively stable with a potential upside based on the timing of new supply and the scope of production curtails from the existing players.
Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 72% of SQM’s consolidated gross profit for the twelve months ended December 31, 2023.
Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2023, totaled US$913.9 million, representing a 22.0% decrease when compared to US$1,172.3 million reported for the twelve months ended December 31, 2022.

SQM S.A. 4Q2023 Earnings release	2

Revenues from our Specialty Plant Nutrition business line during the fourth quarter 2023 reached US$223.7 million, a decrease of 18.4% compared to US$274.2 million reported in the fourth quarter 2022.
Specialty Plant Nutrition Sales Volumes and Revenues:

		12M2023	12M2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	840.2	847.8	(7.6)	(1)%
Sodium Nitrate	Th. MT	16.7	14.4	2.3	16%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	443.5	477.4	(33.8)	(7)%
Specialty Blends	Th. MT	243.4	217.9	25.6	12%
Other specialty plant nutrients (*)	Th. MT	136.5	138.1	(1.6)	(1)%
Specialty Plant Nutrition Revenues	MUS$	913.9	1,172.3	(258.4)	(22)%

		4Q2023	4Q2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	226.0	199.2	26.8	13%
Sodium Nitrate	Th. MT	1.2	1.6	(0.3)	(21)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	127.0	106.3	20.7	20%
Specialty Blends	Th. MT	62.3	50.3	12.0	24%
Other specialty plant nutrients (*)	Th. MT	35.4	41.0	(5.6)	(14)%
Specialty Plant Nutrition Revenues	MUS$	223.7	274.2	(50.5)	(18)%
*Includes trading of other specialty fertilizers.
The revenues from the specialty plant nutrition business line during the fourth quarter of 2023 were impacted by significantly lower average sales prices when compared to the same period of 2022, partially offset by higher sales volumes. Our average price decreased almost 28% year on year. However, we believe that market price might have reached the bottom and we should see less price volatility during this year. According to our estimates, overall potassium nitrate demand decreased approximately 8% during 2023. We saw some demand recovery during the fourth quarter 2023 and anticipate this momentum to continue into 2024, driving nearly a 10% increase in demand during the year.
Gross profit(2) for SPN segment accounted for approximately 7% of SQM’s consolidated gross profit for the twelve months ended December 31, 2023.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2023, totaled US$892.2 million, an increase of 18.3% compared to US$754.3 million reported for the twelve months ended December 31, 2022.
Iodine and derivatives revenues for the fourth quarter 2023 amounted to US$218.1 million, an increase of 2.6% compared to US$212.6 million recorded during the fourth quarter 2022.
Iodine and Derivative Sales Volumes and Revenues:

		12M2023	12M2022	2023/2022
Iodine and Derivatives	Th. MT	13.1	12.7	0.3	3%
Iodine and Derivatives Revenues	MUS$	892.2	754.3	137.8	18%

		4Q2023	4Q2022	2023/2022
Iodine and Derivatives	Th. MT	3.3	3.1	0.2	6%
Iodine and Derivatives Revenues	MUS$	218.1	212.6	5.6	3%
The iodine and derivatives business revenues during the fourth quarter 2023 were slightly higher compared to the same period last year as a result of higher sales volumes. We believe that the total iodine market declined approximately 4% during 2023 when compared to previous year, due to a lower demand in some of the applications, inventory correction and overall weakness in the industrial sector. Despite the decrease in iodine demand seen during the year, our sales volumes

SQM S.A. 4Q2023 Earnings release	3

increased almost 3% as a result of higher production volumes achieved during the year and reduced supply from other competitors. We believe SQM was the only iodine producer capable of materially increasing its production in the face of the continued positive price environment.
We believe the market could achieve some demand recovery during 2024 with relatively stable prices throughout the year. Our sales volumes are expected to be flat in 2024, subject to market conditions and any incremental supply coming to the market.
Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 17% of SQM’s consolidated gross profit for the twelve months ended December 31, 2023.
Potassium
Potassium revenues for the twelve months ended December 31, 2023, totaled US$279.1 million, lower than revenues reported during the twelve months ended December 31, 2022, which totaled US$437.2 million, representing a 36.2% decrease.
Potassium revenues during the fourth quarter of 2023 decreased 36.9%, reaching US$50.8 million, compared to US$80.5 million for the fourth quarter of 2022.
Potassium Sales Volumes and Revenues:

		12M2023	12M2022	2023/2022
Potassium	Th. MT	543.1	480.5	62.5	13%
Potassium Revenues	MUS$	279.1	437.2	(158.1)	(36)%

		4Q2023	4Q2022	2023/2022
Potassium	Th. MT	112.5	98.6	14.0	14%
Potassium Revenues	MUS$	50.8	80.5	-29.7	(37)%
Potassium revenues during the fourth quarter 2023 were almost 37% lower when compared to the same period last year, as a result of significantly lower average sales prices, partially offset by almost 13% higher sales volumes achieved during 2023. We believe that due to lower market prices and increased supply, the global potash demand grew approximately five million metric tones during 2023, reaching a total of close to 65 million metric tons. We expect to see a similar demand growth during 2024. Our sales volumes during 2024 could reach 600,000 metric tons.
Gross profit(2) for Potassium segment accounted for approximately 2% of SQM’s consolidated gross profit for the twelve months ended December 31, 2023.
Industrial Chemicals
Industrial chemicals revenues for the twelve months ended December 31, 2023, reached US$175.2 million, 6.1% higher than US$165.2 million recorded for the twelve months ended December 31, 2022.
Industrial chemicals revenues for the fourth quarter of 2023 totaled US$18.8 million, a decrease of 44.7% compared to US$34.0 million for the fourth quarter of 2022.
Industrial Chemicals Sales Volumes and Revenues:

		12M2023	12M2022	2023/2022
Industrial Nitrates	Th. MT	180.4	147.0	33.5	23%
Industrial Chemicals Revenues	MUS$	175.2	165.2	10.0	6%

		4Q2023	4Q2022	2023/2022
Industrial Nitrates	Th. MT	12.4	27.5	(15.1)	(55)%
Industrial Chemicals Revenues	MUS$	18.8	34.0	(15.2)	(45)%

SQM S.A. 4Q2023 Earnings release	4

Industrial chemicals revenues during the fourth quarter 2023 were lower when compared to revenues reported during the same period last year as a result of lower sales volumes, partially offset by significantly higher realized sales prices. During 2023, we completed the delivery of solar salts to the concentrated solar power plant project in the Middle East. The total amount of solar salts supplied under this contract during 2020-2023 amounted to over 430,000 metric tons, including over 105,000 metric tons shipped in 2023. We do not expect to supply any solar salts project during 2024 and our sales volumes of industrial chemicals are expected to be similar to the sales volumes seen in 2023 (net of solar salts volumes).
Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the twelve months ended December 31, 2023.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$27.0 million for the twelve months ended December 31, 2023, a decrease compared to US$28.6 million for the twelve months ended December 31, 2022.
Financial Information
Cost of Sales
Cost of sales, excluding total depreciation and amortization expenses, amounted to US$4,111.6 million for the twelve months ended December 31, 2023, a decrease of 13.1% compared to US$4,729.5 million for the same period in 2022.
Our cost of sales related to our lithium and potassium business lines includes lease payments to Corfo and, therefore, fluctuates with our sales prices of lithium and potassium products. Given a significant decrease in lithium prices during the fourth quarter 2023 when compared to the third quarter same year, cost of sales related to lithium business was affected by higher cost of inventory as a result of higher lease payments to Corfo during the previous periods.
Administrative Expenses
Administrative expenses totaled US$175.8 million (2.4% of revenues) for the twelve months ended December 31, 2023, compared to US$142.6 million (1.3% of revenues) for the twelve months ended December 31, 2022.
Financial Indicators
Net Financial Expenses
Net financial expenses for the twelve months ended December 31, 2023 totaled US$15.7 million, compared to net financial expenses of US$39.6 million for the twelve months ended December 31, 2022.
Income Tax Expense
For the twelve months ended December 31, 2023, the income tax expense reached US$787.3 million, representing an effective tax rate of 28.0%, compared to an income tax expense of US$1,572.2 million during the twelve months ended December 31, 2022. The Chilean corporate tax rate was 27.0% in 2022 and 2023.
Adjusted EBITDA(3)
Adjusted EBITDA for the twelve months ended December 31, 2023, was US$3,180.1 million (Adjusted EBITDA margin of 42.6%), compared to US$5,838.4 million (Adjusted EBITDA margin of 54.5%) for the twelve months ended December 31, 2022.
Adjusted EBITDA for the fourth quarter of 2023, was US$427.6 million (Adjusted EBITDA margin of 32.6%), compared to US$1,667.2 million (Adjusted EBITDA margin of 53.2%) for the fourth quarter of 2022.
Notes:
1)Net income refers to the comprehensive income attributable to controlling interests.
2)A significant portion of SQM’s cost of sales are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in

SQM S.A. 4Q2023 Earnings release	5

both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 4th quarter		For the twelve months ended December 31,
(US$ millions)	2023	2022	2023	2022

Profit for the Period	205.9	1,152.5	2,019.7	3,914.3
(+) Depreciation and amortization expenses	75.9	65.6	280.8	244.5
(+) Finance costs	48.8	21.2	138.4	86.7
(+) Income tax expense	68.0	452.6	787.3	1,572.2
EBITDA	398.5	1,692.1	3,226.2	5,817.6
(-) Other income	4.1	2.3	40.6	9.9
(-) Other gains (losses)	(2.5)	0.5	(2.3)	0.1
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.5	2.7	0.6	20.2
(+) Other Expenses	(65.6)	(19.7)	(93.4)	(76.0)
(+) Impairment of financial assets and reversal of impairment losses	2.4	9.1	0.2	3.4
(-) Finance income	37.0	29.1	122.7	47.0
(-) Foreign currency translation differences	(6.1)	0.9	(22.3)	(25.4)
Adjusted EBITDA	427.6	1,667.2	3,180.1	5,838.4

SQM S.A. 4Q2023 Earnings release	6

Consolidated Statement of Financial Position

	As of Dec. 31,	As of Dec. 31,
(US$ millions)	2023	2022

Total Current Assets	5,866.1	6,991.5
Cash and cash equivalents	1,041.4	2,655.2
Other current financial assets	1,325.8	961.4
Accounts receivable (1)	950.4	1,169.0
Inventory	1,774.6	1,784.3
Others	773.9	421.6

Total Non-current Assets	5,839.4	3,827.6
Other non-current financial assets	248.3	32.1
Investments in related companies	86.4	54.4
Property, plant and equipment	3,609.9	2,726.8
Other Non-current Assets	1,894.8	1,014.2

Total Assets	11,705.6	10,819.1

Total Current Liabilities	2,351.1	3,051.5
Short-term debt	1,256.5	523.0
Others	1,094.6	2,528.5

Total Long-Term Liabilities	3,787.5	2,835.6
Long-term debt	3,213.4	2,394.2
Others	574.1	441.3

Shareholders’ Equity before Minority Interest	5,530.7	4,896.6

Minority Interest	36.2	35.4

Total Shareholders’ Equity	5,566.9	4,932.0

Total Liabilities & Shareholders’ Equity	11,705.6	10,819.1

Liquidity (2)	2.5	2.3
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 4Q2023 Earnings release	7

Consolidated Statement of Income

	For the 4th quarter		For the twelve months ended Dec. 31,
(US$ millions)	2023	2022	2023	2022

Revenues	1,311.6	3,133.6	7,467.5	10,710.6

Lithium and Lithium Derivatives	791.4	2,525.1	5,180.1	8,152.9
Specialty Plant Nutrition (1)	223.7	274.2	913.9	1,172.3
Iodine and Iodine Derivatives	218.1	212.6	892.2	754.3
Potassium	50.8	80.5	279.1	437.2
Industrial Chemicals	18.8	34.0	175.2	165.2
Other Income	8.7	7.2	27.0	28.6

Cost of Sales	(835.0)	(1,426.1)	(4,111.6)	(4,729.5)
Depreciation and Amortization	(75.9)	(65.6)	(280.8)	(244.5)

Gross Profit	400.7	1,641.9	3,075.1	5,736.6

Administrative Expenses	(49.0)	(40.3)	(175.8)	(142.6)
Financial Expenses	(48.8)	(21.2)	(138.4)	(86.7)
Financial Income	37.0	29.1	122.7	47.0
Exchange Difference	(6.1)	0.9	(22.3)	(25.4)
Other	(60.1)	(5.2)	(54.3)	(42.5)

Income Before Taxes	273.8	1,605.2	2,807.0	5,486.5

Income Tax	(68.0)	(452.6)	(787.3)	(1,572.2)

Net Income before minority interest	205.9	1,152.5	2,019.7	3,914.3

Minority Interest	(2.7)	(1.5)	(7.1)	(8.0)

Net Income	203.2	1,151.0	2,012.7	3,906.3
Net Income per Share (US$)	0.71	4.03	7.05	13.68
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 4Q2023 Earnings release	8

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU and potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 4Q2023 Earnings release	9

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: February 28, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 4Q2023 Earnings release	10